QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on May 8, 2019.

Registration No. 333-230837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NextCure, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	47-5231247 (I.R.S. Employer Identification Number)

9000 Virginia Manor Road, Suite 200
Beltsville, Maryland 20705
(240) 399-4900
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Michael Richman
Chief Executive Officer
NextCure, Inc.
9000 Virginia Manor Road, Suite 200
Beltsville, Maryland 20705
(240) 399-4900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Asher M. Rubin William I. Intner Hogan Lovells US LLP 100 International Drive, Suite 2000 Baltimore, Maryland 21202 (410) 659-2700	Divakar Gupta Brent B. Siler Joshua A. Kaufman Madison A. Jones Cooley LLP 55 Hudson Yards New York, New York 10001 (212) 479-6000

Approximate date of commencement of proposed sale to public:
As soon as practicable after the effective date of this registration statement.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☐

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒ Emerging growth company ☒

         If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

 Explanatory Note

        NextCure, Inc. has prepared this Amendment No. 3 (this "Amendment No. 3") to its registration statement on Form S-1, as amended, as most recently filed with the Securities and Exchange Commission on May 3, 2019 (the "Registration Statement"), solely for the purpose of refiling Exhibit 5.1 and making corresponding updates to Item 16 and the Exhibit Index of the Registration Statement. This Amendment No. 3 does not modify any provision of the prospectus that forms Part I of the Registration Statement and, accordingly, such prospectus has not been included herein.

 PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq Global Select Market listing fee.

Amount to be Paid
SEC registration fee	$11,150
FINRA filing fee	14,300
Nasdaq Global Select Market listing fee	125,000
Printing and engraving expenses	235,000
Legal fees and expenses	1,702,000
Accounting fees and expenses	803,100
Transfer agent and registrar fees and expenses	15,400
Miscellaneous expenses	294,050

Total	$3,200,000

Item 14.    Indemnification of Directors and Officers.

        We are incorporated under the laws of the State of Delaware. As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

  •
  any breach of the duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  •
  any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

        As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

  •
  we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

  •
  we will advance expenses to our directors in connection with legal proceedings to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

  •
  the rights provided in our amended and restated bylaws are not exclusive.

        Our amended and restated certificate of incorporation, attached as Exhibit 3.1 hereto, and our amended and restated bylaws, attached as Exhibit 3.2 hereto, will provide for the indemnification provisions described above and elsewhere herein.

        We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. These indemnification agreements generally require us, among other things, to indemnify our directors, executive officers and these employees against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors, executive officers and employees as a result of any proceeding against them as to which they could be indemnified. We also maintain directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

        The form of Underwriting Agreement, attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters named in this registration statement of our executive officers, directors and us, and by us of the underwriters named in this registration statement, for specified liabilities, including liabilities arising under the Securities Act. Our amended and restated investors' rights agreement with certain stockholders, attached as Exhibit 4.2 hereto, also provides for cross-indemnification in connection with the registration of our common stock on behalf of such investors.

        See the undertakings set forth in response to Item 17 herein.

Item 15.    Recent Sales of Unregistered Securities.

        The following list sets forth information regarding all securities sold or granted by us within the last three years that were not registered under the Securities Act and the consideration, if any, received by us for such securities.

Issuances of Capital Stock

  (1)
  In January 2017, we issued an aggregate of 25,000,000 shares of our Series A-2 Preferred Stock to seven accredited investors at a price per share of $1.00 for aggregate proceeds of $25 million. Upon the closing of this offering, each share of Series A-2 Preferred Stock will convert into 0.1245 shares of our common stock.

  (2)
  In April 2018, we issued an aggregate of 28,181,819 shares of our Series A-3 Preferred Stock to seven accredited investors at a price per share of $1.10 for aggregate proceeds of $31 million. Upon the closing of this offering, each share of Series A-3 Preferred Stock will convert into one share of our common stock. Upon the closing of this offering, each share of Series A-2 Preferred Stock will convert into 0.1245 shares of our common stock.

  (3)
  In November 2018, we issued an aggregate of 15,052,117 shares of our Series B-1 Preferred Stock to seven accredited investors at a price per share of $1.59 for aggregate proceeds of approximately $23.9 million. Upon the closing of this offering, each share of Series B-1 Preferred Stock will convert into 0.1245 shares of our common stock.

  (4)
  In November 2018, we issued an aggregate of 34,276,734 shares of our Series B-2 Preferred Stock to 14 accredited investors at a price per share of $1.59 for aggregate proceeds of approximately $54.5 million. Upon the closing of this offering, each share of Series B-2 Preferred Stock will convert into 0.1245 shares of our common stock.

  (5)
  In November 2018, we issued an aggregate of 7,500,000 shares of our Series B-3 Preferred Stock to Eli Lilly and Company at a price per share of $2.00 for aggregate proceeds of $15 million.

    Upon the closing of this offering, each share of Series B-3 Preferred Stock will convert into 0.1245 shares of our common stock.

Grants of Stock Options and Restricted Stock

  (6)
  In May 2016, we issued 62,237 shares of restricted common stock to David Kabakoff, Ph.D., pursuant to a restricted stock agreement under the 2015 Plan at a price per share of $0.48 for aggregate proceeds of $30,000.

  (7)
  Since May 8, 2016, we have granted to our directors, officers, employees, consultants and other service providers stock options to purchase an aggregate of 2,030,671 shares of our common stock under our 2015 Plan at exercise prices ranging from $0.48 to $7.63 per share. Of these, stock options covering an aggregate of 14,232 shares were cancelled without being exercised.

  (8)
  Since May 8, 2016, we have issued an aggregate of 34,984 shares of our common stock to our directors, officers and employees pursuant to the exercise of stock options under our 2015 Plan at exercise prices ranging from $0.48 to $1.76 per share for aggregate proceeds of approximately $48,431.

        We deemed the offers, sales and issuances of the securities described in paragraphs (1) through (5) above to be exempt from registration under the Securities Act, in reliance on Section 4(a)(2) of the Securities Act, including Regulation D and Rules 504 and 506 promulgated thereunder, relative to transactions by an issuer not involving a public offering. All purchasers of securities in transactions exempt from registration pursuant to Regulation D represented to us that they were accredited investors and were acquiring the shares for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

        We deemed the issuance of restricted common stock and grants and exercises of stock options described in paragraphs (6) through (8) above to be exempt from registration under the Securities Act in reliance on Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

        All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.    Exhibits and Financial Statement Schedules.

(a)
Exhibits

        See the Index to Exhibits attached to this registration statement, which is incorporated by reference herein.

(b)
Financial Statement Schedules

        No financial statement schedules are provided, because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.    Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 INDEX TO EXHIBITS

Exhibit Number		Exhibit Description
1.1	*	Form of Underwriting Agreement.

3.1	*	Form of Third Amended and Restated Certificate of Incorporation, to be in effect upon the closing of this offering.

3.2	*	Form of Amended and Restated Bylaws, to be in effect upon the closing of this offering.

3.3	*	Second Amended and Restated Certificate of Incorporation, as currently in effect.

3.4	*	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation, as currently in effect.

3.5	*	Bylaws, as amended to date, and as currently in effect.

4.1	*	Amended and Restated Investors' Rights Agreement, dated as of November 5, 2018, by and among the Company and the investors party thereto.

5.1		Opinion of Hogan Lovells US LLP.

10.1	†*	License Agreement, dated as of December 29, 2015, by and between the Company and Yale University.

10.2	†*	Corporate Sponsored Research Agreement, dated as of December 29, 2015, by and between the Company and Yale University.

10.3	†*	Research and Development Collaboration Agreement, dated as of November 2, 2018, by and between the Company and Eli Lilly and Company.

10.4	†*	Amended and Restated Sublease Agreement, dated as of March 15, 2019, by and between the Company and Lupin, Inc.

10.5	+*	Form of Indemnification Agreement by and between the Company and each of its directors and executive officers.

10.6	+*	NextCure, Inc. 2015 Omnibus Incentive Plan, as amended.

10.7	+*	Form of Stock Option Agreement under the NextCure, Inc. 2015 Omnibus Incentive Plan.

10.8	+*	NextCure, Inc. 2019 Omnibus Incentive Plan.

10.9	+*	Forms of Stock Option Agreement under the NextCure, Inc. 2019 Omnibus Incentive Plan.

10.10	+*	Form of Restricted Stock Agreement under the NextCure, Inc. 2019 Omnibus Incentive Plan.

10.11	+*	Form of Restricted Stock Unit Agreement under the NextCure, Inc. 2019 Omnibus Incentive Plan.

10.12	+*	NextCure, Inc. 2019 Employee Stock Purchase Plan.

10.13	+*	Non-Employee Director Compensation Program.

10.14	†*	Lease Agreement, dated as of January 30, 2019, by and between the Company and ARE-8000/9000/10000 Virginia Manor, LLC.

10.15	+*	Employment Letter, dated as of September 12, 2016, by and between the Company and Michael Richman.

10.16	+*	Employment Letter, dated as of December 18, 2017, by and between the Company and Steven P. Cobourn.

Exhibit Number		Exhibit Description
10.17	+*	Employment Letter, dated as of September 12, 2016, by and between the Company and Sol Langermann, Ph.D.

23.1	*	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2		Consent of Hogan Lovells US LLP (included in Exhibit 5.1).

24.1	*	Power of Attorney.

*
Previously filed.

+
Indicates a management contract or compensatory plan.

†
Portions of this exhibit have been omitted in compliance with Item 601 of Regulation S-K.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beltsville, Maryland, on this 8th day of May, 2019.

NEXTCURE, INC.
By:	/s/ Michael Richman Michael Richman President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Michael Richman Michael Richman	President, Chief Executive Officer and Director (Principal Executive Officer)	May 8, 2019
/s/ Steven P. Cobourn Steven P. Cobourn	Chief Financial Officer (Principal Financial and Accounting Officer)	May 8, 2019
* David Kabakoff, Ph.D.	Chair of the Board	May 8, 2019
* Elaine V. Jones, Ph.D.	Director	May 8, 2019
* Chau Q. Khuong	Director	May 8, 2019
* Judith J. Li	Director	May 8, 2019
* Briggs Morrison, M.D.	Director	May 8, 2019

	Signature	Title	Date

* Tim Shannon, M.D.		Director	May 8, 2019
* Stephen Webster		Director	May 8, 2019
* Stella Xu, Ph.D.		Director	May 8, 2019
*By:	/s/ Michael Richman Michael Richman Attorney-in-Fact

QuickLinks

Explanatory Note
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits and Financial Statement Schedules.
  Item 17. Undertakings.
INDEX TO EXHIBITS